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Claudia de Alba claudia.dealba@dechert.com +1 212 649 8739 Direct +1 212 698 3599 Fax

February 1, 2010

Via EDGAR

Brion Thompson, Esq
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:

RBC Funds Trust, formerly known as Tamarack Funds Trust (the “Trust”) (File Nos. 333-111986 / 811-21475)
Post Effective Amendment No. 30 (Accession No. 0000897101-08-000996)
filed November 17, 2009 to add the following funds as new series of the Trust: RBC U.S. Long Government/Credit Fund; RBC U.S. Long Corporate Fund; RBC U.S. Investment Grade Corporate Fund; RBC U.S. High Yield Corporate Fund; RBC U.S. PRisM 1 Fund; RBC U.S. PRisM 2 Fund; RBC U.S. PRisM 3 Fund, RBC U.S. Inflation-Linked Fund; and RBC U.S. Securitized Asset Fund (the “LDI Funds”)

Dear Mr. Thompson:

Pursuant to your request, this letter responds to comments that you provided to me via telephone on January 5, 2010, regarding the above-referenced filing.

Global Comments to the LDI Funds

Global Comments to the LDI Funds

1.

Cover page of the Prospectus Comment: Disclose ticker symbols for each of the LDI Funds. See Item 1(a)(2) of Form N-1A. Response: The ticker symbols for each of the LDI Funds will be disclosed.

2.

Prospectus – “Fees and Expenses of the Fund”

Comment: Please revise the last line to read as follows (underline added): “Total Net Annual Fund Operating Expenses After Fee Waiver.”

Response: The last line under “Feed and Expenses of the Fund” for each of the LDI Funds will be revised as follows (underline added): “Total Net Annual Fund Operating Expenses After Fee Waiver.”

US  Austin  Boston  Charlotte  Hartford  New York  Newport Beach  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC

EUROPE  Brussels  London  Luxembourg  Munich  Paris  ASIA  Hong Kong

Brion Thompson, Esq. Page 2

3.

Prospectus – Footnote 1 to “Fees and Expenses of the Fund”

Comment: Please add disclosure describing the circumstances under which the expense limitation agreement can be terminated.  See Instruction 3(e) to Item 3 of Form N-1A.

Response: The language with respect to the termination of the expense limitation agreement reads as follows:

This expense limitation agreement will continue through at least January 31, 2011 unless the Board of Trustees approves its earlier termination.

In light of your comment, the disclosure will be revised as follows (~~strikethrough~~ deleted, underline added):

This expense limitation agreement will continue through at least January 31, 2011~~unless the Board of Trustees approves its earlier termination~~.  Thereafter, this agreement will continue for successive periods of one year unless terminated by either party at any time.  In addition, this agreement will automatically terminate upon the termination of the advisory agreement or the administrative services agreement, unless such termination occurs in connection with a transfer of a relationship to an affiliate of RBC GAM (US).

4.

Prospectus – Footnote 1 to  “Fees and Expenses of the Fund”

Comment: Please shorten the disclosure with respect to the “carry forward” period.

Response: The registrant does not anticipate recapturing expenses that have been reimbursed or fees that have been waived. Therefore, the following language will be deleted from the footnote (~~strikethrough~~ deleted):

~~The Fund will carry forward, for a period not to exceed [36] months from the date on which a waiver or reimbursement is made by RBC GAM (US), any expenses in excess of the expense limitation and repay RBC GAM (US) such amounts, provided the Fund is able to effect such repayment and remain in compliance with the expense limitation disclosed in the effective prospectus.~~

5.

Prospectus – Footnote 1 to  “Fees and Expenses of the Fund”

Comment: Please remove the disclosure with respect to the voluntary waiver and/or reimbursement.

Response: The language with respect to the voluntary waiver and/or reimbursement reads as follows:

RBC GAM (U.S.) may voluntarily waive and/or reimburse additional fund operating expenses from time to time. Any such voluntary program may be modified or discontinued at any time without notice.

In light of your comment, this language will be deleted.

Brion Thompson, Esq. Page 3

6.

Prospectus – “Example”

Comment: Please delete “and reinvestment of dividends and distributions” in the second bullet point.

Response: The second bullet point will be revised to read as follows (~~strikethrough~~deleted): “5% annual return ~~and reinvestment of dividends and distributions.~~”

7.

Prospectus – “Portfolio Turnover”

Comment: Please reduce the font size of the heading “Portfolio Turnover” so that it is clear that is part of “Fees and Expenses of the Fund.”

Response:  The font size will be reduced.

8.

Prospectus – “Principal Investment Strategies”

Comment: Please revise the language following the sixth bullet point to read as follows (underline added):  “The Fund’s portfolio may include the following principal investments:”

Response:The language following the sixth bullet will be revised to read as follows (underlineadded):  “The Fund’s portfolio may include the following principal investments:”

9.

Prospectus – “Principal Investment Strategies”

Comment: For each LDI Fund, please confirm that the types of investments listed in the sixth bullet point (e.g., cash and money market funds, fixed income securities, derivatives and other securities) are principal investments for each applicable LDI Fund.  Please delete those that are not principal investments.

Response: For each LDI Fund, the type of investments listed in the sixth bullet point have been revised to include only the principal investments.

10.

Prospectus – “More on the Funds’ Objective, Investment Strategies, Investments and Risks-Principal Investment Strategies”

Comment: Please confirm that the types of investments listed in Types of Securities are principal investments for each applicable LDI Fund.  Please delete those that are not principal investments.

Response: For each LDI Fund, the type of investments listed in Types of Securitieshave been revised to include only the principal investments.

11.

Prospectus – “Performance Information”

Comment: With respect to each LDI Fund, please delete the last two sentences of the paragraph that discusses the bar chart and performance table.

Response: The last two sentences will be deleted.  With respect to each LDI Fund, the paragraph that discusses the bar chart and performance table will be updated as follows: “The bar chart and performance table have been omitted because the Fund had not commenced operations as of the date of this Prospectus.”

Brion Thompson, Esq. Page 4

12.

Prospectus – “Portfolio Manager(s)”

Comment: With respect to each fund, please delete all of the sentences of the paragraph except for the last one.

Response:  In light of your comment, the paragraph will be revised as follows (~~strikethrough~~ deleted):

~~RBC GAM (US) is responsible for the overall management of the Fund’s portfolio.  RBC GAM (US) employs a team approach to the management of the Fund, with no individual team member being solely responsible for investment decisions.  The team members are jointly and primarily responsible for security analysis, industry recommendations, cash positions, purchase and sell decision making processes and general daily oversight of the Fund’s portfolio.~~The individuals primarily responsible for the day-to-day management of the Fund’s portfolio are set forth below:

13.

Prospectus – “Purchase and Sale of Fund Shares”

Comment: With respect to each fund, please delete the first paragraph of the section.  See Item 6(a) of Form N-1A.

Response: The following disclosure will be deleted (~~strikethrough~~ deleted):

~~Shares of the Fund are not available for direct investment.  The Fund is available to separate account clients of RBC GAM (US).  Shares of the Fund may only be purchased by RBNC GAM (US) on behalf of its existing clients.  For each client, RBC GAM (US) enters into an advisory agreement and invests in the portfolio in accordance with the client’s mandate.~~

14.

Prospectus – “Tax Information”

Comment: Please add disclosure to the effect of that such tax deferral arrangements may be taxed later upon withdrawal of moneys from those arrangements.

Response: The paragraph will be revised as follows: (underlineadded):The Fund’s distributions are generally subject to federal income tax and are taxable to you as ordinary income, capital gains, or a combination of the two, unless you are investing through a tax-deferred arrangement, in which case you may be taxed later, upon withdrawal of your investment from such arrangement.

15.

Page 49 of the Prospectus – “Portfolio Managers”

Comment: Please clarify that the information under the captions for “Experience for Last 5 Years” is meant to cover business experience. See Item 10(a)(2) of Form N-1A.

Response: The captions will be revised to as follows (underline added): “Business Experience for Last 5 Years.”

Brion Thompson, Esq. Page 5

16.

Page 49 of the Prospectus – “Portfolio Managers”

Comment: Please include the business experience for the last five years for Brian Svendahl.

Response: The information for the business experience for the last five years for Brian Svendahl will be added and is as follows: “RBC GAM (U.S.), Managing Director and Senior Portfolio Manager, 2005 to Present; Wells Fargo Brokerage Services, LLC, Risk Manager and Senior Vice President.  2000 to 2005.”

17.

Page 52 of the Prospectus – “How NAV is Calculated”

Comment: Please supplement the disclosure in the third paragraph, which starts with, “The per share NAV for each Fund is determined…,” by identifying any day on which the LDI Funds price their shares, but the NYSE is closed.

Response: The full sentence is as follows:

The per share NAV for each Fund is determined and its shares are normally priced at the close of regular trading on the New York Stock Exchange (“NYSE”), or at 4:00 p.m. Eastern time, whichever is earlier, on days the NYSE is open or on days the primary trading markets for the Funds’ portfolio instruments are open (“Business Day”).

We believe that this sentence effectively communicates, in plain English, that the LDI Funds will calculate the per share NAV for each Fund on those days, if any, when the NYSE is closed for trading but the primary trading markets (that is, the U.S. bond markets) for the Funds’ portfolio instruments are open.  While this would not be the general rule, this could apply from time to time.  One example might be a National Day of Mourning on which the NYSE determines not to open but the U.S. bond markets are open.  This occurred most recently after the death of former President Ford.  We are not aware of a disclosure obligation to predict in advance and specify all such days by name, even if it were possible, nor do we believe that shareholders typically would be interested in this additional specificity.  We believe that the existing disclosure effectively communicates those limited situations when an LDI Fund may price its shares even though the NYSE is closed, by reference to a meaningful reference point for investors, the primary market on which the Funds’ portfolio securities are traded.  We draw the staff’s attention to Item 11(a)(3) of Form N-1A, which directs registrants to provide a “statement identifying in a general manner any national holidays when shares will not be priced and specifying any additional local or regional holidays when an LDI Fund shares will not be priced.” (emphasis added)  We are not aware of any local or regional holidays (or for that matter, national holidays) during which the NYSE will be closed but the U.S. bond markets will be open.  If there is such a day, the existing disclosure, and as revised, will capture that day.  We also note that Instruction 1 to Item 11(a)(3) states, “In responding to this Item, a Fund may use a list of specific days or any other means that effectively communicates the information (e.g., explaining that shares will not be priced on the days on which the New York Stock Exchange is closed for trading).” (emphasis added)  Nonetheless, in light of your comment, the disclosure will be revised as follows (underline added, ~~strikethrough~~ deleted):

Brion Thompson, Esq. Page 6

The per share NAV for each Fund is determined and its shares are normally priced at the close of regular trading on the New York Stock Exchange (“NYSE”), or at 4:00 p.m. Eastern time, whichever is earlier, on days the NYSE is open ~~or on days the primary trading markets for the Fund’s portfolio instruments are open~~ (“Business Day”).

In most cases, a purchase or sale of shares is made based on instructions from the Advisor, in its capacity as investment adviser to the applicable separately managed account or pooled investment strategy to the Fund’s transfer agent.  The order for purchase or sale of shares is generally priced at the next NAV calculated after the order is received in good order by the Fund’s transfer agent on any Business Day.  For example, if RBC GAM (U.S.) places a purchase order to buy shares of a Fund on your behalf, it must be received by 4:00 p.m. Eastern time in order to receive the NAV calculated at 4:00 p.m. If the order is received after 4:00 p.m. Eastern time, you will receive the NAV calculated on the next Business Day at 4:00 p.m. Eastern time.

Generally, RBC GAM (U.S.), on your behalf, may purchase or redeem shares of the Funds on any day when the NYSE is open. Purchases and redemptions  may be restricted in the event of an early or unscheduled close of the NYSE. Even if the NYSE is closed, the Funds may accept purchase or redemption orders on those days when the primary trading markets for the Funds’ portfolio instruments are open, and the Funds’ management believes there is an adequate market to meet purchase and redemption requests.  On such days, the Fund would also price shares, typically at 4:00 p.m. Eastern time.

RBC U.S. Long Government/Credit Fund, RBC U.S. Long Corporate Fund, RBC U.S. Investment Grade Corporate Fund and RBC U.S. High Yield Corporate Fund

18.

Prospectus – “Foreign Securities Risk”

Comment: With respect to each LDI Fund, please confirm whether investing in emerging markets is a principal strategy.  If it is, for each applicable LDI Fund, please add investing in emerging markets as a principal strategy.  Alternatively, if it is not, please remove references to investment in emerging markets from the “Foreign Securities Risk.”

Response: Investing in emerging markets is not a principal strategy of any of the LDI Funds, nor is investing in foreign securities.  The “Foreign Securities Risk.” for each LDI Fund will be removed.

RBC U.S. PRisM 1 Fund, RBC U.S. PRisM 2 Fund and RBC U.S. PRisM 3 Fund (the “PRisM Funds”)

Brion Thompson, Esq. Page 7

19.

Use of the term PRisM in the PRisM Funds names

Comment: Please clarify either in this letter or in the disclosure the use of the word “PRisM” in the PRisM Funds’ names.

Response: The term PRisM is derived from “Portfolio,” “Risk” and “Management.”  It is intended to convey the idea of looking at the risk of the fund through a “prism.”

20.

Prospectus – “Investment Objective”  for each of the PRisM Funds

Comment: Please clarify by what is meant by “an appropriate maturity profile.”

Response: The term "appropriate maturity profile" signifies the desired effective duration and term structure of the Fund.  A fund's effective duration and term structure will change from time to time, resulting in the descriptive use of "appropriate" in the investment objective.   The registrant expects the funds to maintain a maturity profile that will effectively allow shareholders to successfully meet their risk matching objectives.

In light of your comment, the disclosure will be revised as follows (underline added, ~~strikethrough~~ deleted):

The Fund seeks to provide interest income with an ~~appropriate~~ effective duration and term structure ~~maturity profile~~ consistent with shareholder risk matching objectives.

21.

Prospectus – “Principal Investment Strategies”  for each of the PRisM Funds

Comment: Please explain the use of the term “U.S.” in the PRisM Funds’ names.  See Rule 35d-1 promulgated under the Investment Company Act of 1940 (the “Investment Company Act”).  Will each of the PRisM Funds invest at least 80% in U.S. government and agency securities?

Response: “RBC U.S.” is meant to be used as a trade name for the LDI Funds and is not intended to denote a focus on a geographic region.  The Funds are advised by RBC Global Asset Management (U.S.), a wholly-owned subsidiary of RBC Capital Markets Holdings (USA) Inc., which is an indirect wholly-owned subsidiary of Royal Bank of Canada ("RBC").  RBC Asset Management Inc., a subsidiary of RBC, sponsors mutual funds across Canada under the trade name “RBC Funds.”  The intent of the registrant was to differentiate its funds from those that are sponsored by the Canadian RBC subsidiary and, thus, avoid investor confusion. We draw the staff’s attention to Footnote 22 of the Adopting Release of Rule 35d-1 where the Commission stated, “[w]e do not intend that Rule 35d-1 would require an investment company to change its name in these circumstances, where the conation of the name is clear through long-standing usage and there is no risk of investor confusion.”  The registrant believes that branding its funds “RBC U.S.” avoids investor confusion between its funds and those of the Canadian RBC subsidiary which has had a long-standing use of the term “RBC Funds.” Therefore, we respectfully, reserve the right to use “RBC U.S.” for other funds the registrant may advise in the future.  In addition, the registrant believes that the use of the term “RBC U.S.” does not invoke Rule 35d-1.

Brion Thompson, Esq. Page 8

However, in order to clarify recent developments in the investment strategies of the PRisM Funds, each of the PRisM Funds will invest at least 80% of its assets in U.S. government and agency securities.  As such, the first bullet point under “Principal Investment Strategies” will be revised as follows (~~strikethrough~~ deleted, underline added):

Under normal circumstances, the Fund seeks to achieve its investment objective by investing at least 80% of its net assets, plus borrowings for investment purposes, in ~~The Fund seeks to achieve its objective by investing primarily in~~ U.S. government and agency securities ~~and derivatives~~.

22.

Prospectus – “Principal Investment Strategies” for each of the PRisM Funds

Comment: With respect to the second bullet point for each of the PRisM Funds, please clarify by what is meant by “…the portion of the term structure that it is replicating.”

Response:  Each of the PRisM Funds will be utilized to maintain a maturity and duration profile that will effectively allow shareholders to successfully meet their risk matching objectives.  The PRisM Funds will have ascending maturity and duration profiles which will be utilized, either individually or in concert with other funds or securities, for the shareholder to meet their investment objectives of reducing tracking error versus their individual liability benchmarks.

As such, the second bullet point under “Principal Investment Strategies” will be revised as follows (~~strikethrough~~ deleted, underline added):

The Fund also seeks to deliver a rate of return consistent with the ~~portion of the term structure~~  maturity and duration profile that it is replicating.

23.

Prospectus – “Principal Investment Strategies”  for each of the PRisM Funds

Comment: With respect to the fourth bullet point, please explain what is meant by “duration” and how it contrasts with “maturity.”  Please provide an example in your response explaining how duration works, i.e., how instruments would be affected by an interest rate increase or decrease of 1%.

Response: Duration measures the sensitivity of the asset's price to movements in interest rates.   Maturity equates to the time at which as asset or security comes due for repayment.  While similar, the concepts can be quantitatively distinct, specifically if the coupon or cash flow characteristics of the asset vary or fluctuate in a material way.   In general, the PRisM Funds as constructed will exhibit longer duration and maturity profiles than traditional fixed income mutual funds exhibit (i.e. 3-6 year durations/4-8  year average maturities).

For example, an interest rate increase or decrease of 1% could have the following results:

RBC U.S. PRisM 1 Fund - Expected Effective Duration - 5yrs.  +/-1% = PxChg of 5%;
RBC U.S. PRisM 2 Fund - Expected Effective Duration - 12 yrs +/-1%= PxChg of 12%;  and
RBC U.S. PRisM 3 Fund - Expected Effective Duration - 28yrs.  +/-1% = PxChg of 28%.

Brion Thompson, Esq. Page 9

RBC U.S. Long Government/Credit Fund

24.

Page 1 of the Prospectus – “Investment Objective”

Comment: Define “total return” in the investment objective.

Response:  Since it is a commonly used term with which shareholders are familiar, the registrant respectfully declines to define total return in the investment objective. Total return is the return on an investment that includes income from interest as well as appreciation or depreciation in the price of the security over a given time period.  Total return is a commonly used term within the mutual fund industry.

25.

Page 1 of the Prospectus – “Fees and Expenses of the Fund”

Comment: Please explain why there is not an “acquired fund fees and expenses” line item.

Response: There is not an “acquired fund fees and expenses” line item because the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds do not exceed one basis point of the average net assets of the Fund.  As such, per Instruction 3(f)(1) to Item 3 of Form N-1A, any acquired fund fees and expenses will be included under the subcaption “Other Expenses.”

26.

Page 2 of the Prospectus – “Principal Investment Strategies”

Comment: In the sixth bullet point, to what extent should mortgage backed securities be included as part of the listing of fixed income securities?

Response: Mortgage back securities should not be included in the listing of fixed income securities.

RBC U.S. High Yield Corporate Fund

27.

Page 16 of the Prospectus – “Investment Objective”

Comment: Please revise or clarify the investment objective of the RBC U.S. High Yield Corporate Fund.  Please clarify whether the fund seeks to provide a high level of income or a total return.

Response:  In light of your comment, the disclosure will be revised as follows (~~strikethrough~~ deleted): "The Funds seeks to provide a high level of ~~income and~~ total return.”

28.

Page 17 of the Prospectus – “Principal Investment Strategies”

Comment: With respect to the last bullet point, should all of the types of investments (e.g., cash and money market funds, fixed income securities, derivatives and other securities) be included in the “principal investment strategies” section?  Please confirm or revise.

Response: The type of investments listed in Types of Securities for the RBC U.S. High Yield Corporate Fund have been revised to include only the principal investments.

Brion Thompson, Esq. Page 10

29.

Page 19 of the Prospectus – “Issuer/Credit Risk”

Comment: Please revise second sentence to clarify that the Advisor will invest substantially in high yield securities.

Response:  The second sentence will be revised to read as follows (underline added):

The Advisor expects to invest substantially in high yield securities, which are considered speculative and are subject to greater volatility and risk of loss than investment grade securities, particularly in deteriorating economic conditions.

RBC U.S. Inflation-Linked Fund

30.

Page 33 of the Prospectus – “Investment Objective”

Comment:  Please provide more disclosure on what is meant by “inflation protection”.  Please describe how inflation is linked with the fund’s strategy.

Response:  To protect shareholder economic liability against adverse inflation risk, the RBC U.S. Inflation-Linked Fund invests in securities whose values are sensitive to the underlying movement in the rate of inflation.

In light of your comment, the third bullet point under “Investment Strategies” will be revised as follows (underline added):

Under normal circumstances, the Fund seeks to achieve its investment objective by investing at least 90% of its assets in fixed income instruments, at least 80% of its net assets, plus borrowings for investment purposes, in inflation-linked fixed income securities (i.e. securities whose values are sensitive to the underlying movement in the rate of inflation), and up to 10% of its assets in cash or cash equivalents.

31.

Page 34 of the Prospectus – “Principal Investment Strategies”

Comment: Please disclose whether the fund intends to invest at least 80% of its assets in U.S. inflation protected securities.  See Rule 35d-1 of the Investment Company Act.

Response: Please see the first paragraph to the response to question 21.

32.

Page 34 of the Prospectus – “Principal Investment Strategies”

Comment: Please clarify what is meant by “the portion of the term structure which it is replicating.”

Response: The following language will be deleted (~~strikethrough~~ deleted):  ~~The Fund also seeks to deliver returns consistent with the portion of the term structure which it is replicating.~~

33.

Page 26 of the SAI – “The Fixed Income Pool Series Team”

Comment: Under the caption “Fixed Income Team,” add disclosure describing that to the extent to which compensation is based on performance, whether such performance is measured on a pre- or post-tax basis.  Also, please add disclosure with respect to the time period over which performance is measured for any performance bonus received.

Brion Thompson, Esq. Page 11

Response:  The following disclosure within the referenced paragraph will be revised (underlined added) as follows: The Funds’ investment professionals receive annual performance bonuses based on the pre-tax performance of each portfolio style versus its respective benchmarks and/or peer groups over a one-year period.

34.

General Comment Comment: Please add a “Tandy” letter to the response letter. Response: A Tandy letter will be submitted with the next filing.

Sincerely,

Claudia de Alba

Associate

CdA